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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                SCHEDULE 14D-9
                              (Amendment No. 81)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
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                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
                                --------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                                --------------
                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
                                --------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
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 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This Amendment No. 81 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000 (as amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8(a) is hereby amended by adding the following at the end thereof:

     On January 4, 2002, two shareholders of Willamette Industries, Inc., filed a putative class and derivative action against Willamette, its Chief Executive Officer, and certain members of its Board of Directors in Multnomah County (Oregon) Circuit Court, entitled Wyser-Pratte Management Co., Inc. v. Swindells, Multnomah County Case No. 0211-00085 (the "Wyser-Pratte Complaint"). The Wyser-Pratte Complaint alleges that the Willamette directors breached their fiduciary duties to the Company and its shareholders by, among other things, rejecting Weyerhaeuser's acquisition proposals without engaging in good faith negotiations and without informed consideration of Weyerhaeuser's proposals. Plaintiffs seek an injunction preventing Willamette from consummating a transaction with Georgia-Pacific and from thwarting Weyerhaeuser's tender offer; monetary damages for alleged injuries suffered as a result of the aforementioned breach of fiduciary duties; and an award of costs and attorney fees. Defendants have not yet responded to this complaint.

     On January 8, 2002, Plaintiffs in Wyser-Pratte filed a Motion for Leave to Shorten Time to Take Discovery and a Motion for Preliminary Injunction seeking to preliminarily enjoin (1) the consummation of any business combination between Willamette and Georgia Pacific, and (2) any agreement to a termination fee with Georgia-Pacific or the taking of any other action that would have the effect of discouraging Weyerhaeuser from pursuing and consummating a business combination with Willamette. On January 10, 2002, Willamette filed a Motion to Consolidate this action with Crandon Capital Partners v. Shelk, et al., Multnomah County Case No. 0011-11691, and Ray Ann Brown v. Willamette Industries, Inc., et al., Multnomah County Case No. 0011-11695. On January 10, 2002, all pending motions were assigned to Judge Janice Wilson, who presides over the Crandon Capital Partners and Brown actions, for consideration. A hearing on the Motion for Leave to Shorten Time to Take Discovery and Motion to Consolidate has been scheduled for January 16, 2002.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2002       WILLAMETTE INDUSTRIES, INC.

                              By:  /s/ DUANE C. MCDOUGALL
                                   ----------------------
                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer